Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 1, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9961
Senior Loan and Limited Duration Portfolio Series
(the “Trust”)
CIK No. 1896698 File No. 333-262335

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.       The Staff notes the disclosure states: “The Trust invests in a diversified portfolio of shares (“Securities”) issued by exchange-traded funds (“ETFs” or “Funds”) which invest in senior loans and limited duration fixed-income securities.” Please explain how the portfolio is diversified given that the Trust only invests in ETFs that invest in senior loans and limited duration fixed-income securities.

Response:        In accordance with the Staff’s comment, the reference to “diversified” will be deleted from the cover page of the prospectus and from the first sentence under the “Objective” section.

Portfolio

2.       The disclosure provides that the Trust seeks high current income by investing in a diversified portfolio of ETFs that invest in senior loans and limited duration fixed-income securities. Similar to the prior comment, please delete the reference to “diversified.”

Response:       The disclosure will be revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment No. 1.

3.       The disclosure states: “Under normal circumstances, the Trust will invest at least 80% of its assets in ETFs which invest at least 80% of their assets in senior loans and/or limited duration fixed-income securities.”

(a) Are these ETFs that invest in "both" or ETFs that invest in "either" senior loans or fixed income? Please revise for clarity as to composition of the investments in the ETFs selected for the portfolio.

(b) Please disclose the minimum allocation between investments in senior loans and limited duration fixed-income securities. The Staff notes it expects a fund to invest significantly in each type of investment in order for the Trust's name not to be misleading.

Response:       Please refer to the Trust’s responses below.

(a)       The Trust notes that there is overlap among the ETFs, with some investing in both senior loans and limited duration bonds and others investing in senior loans or in limited duration bonds. Therefore, the Trust believes the use of “and/or” is appropriate for investor comprehension.

(b)       The Trust notes that its 80% policy is to invest at least 80% of its assets in ETFs which invest at least 80% of their assets in senior loans and/or limited duration fixed-income securities. Therefore, the Trust believes the underlying investments of the ETFs selected for the Trust’s portfolio are appropriate for each category and respectfully declines to add any additional disclosure.

4.       The disclosure states: “The Trust is a unit investment trust which invests in a broad range of ETFs.” Please explain how this is accurate.

Response:       In accordance with the Staff’s comment, the above-referenced disclosure will be revised to remove the reference to “broad range.”

5.       The disclosure states: “The ETFs invest in senior loans and U.S. and foreign fixed-income securities.” The Staff notes the use of “and” in this disclosure suggests that the ETFs have to invest in both senior loans and fixed-income securities. Please confirm or revise the disclosure accordingly.

Response:       Please refer to the Trust’s response to Comment No. 3(a). In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The ETFs invest in senior loans and/or U.S. and foreign fixed-income securities.”

6.       The disclosure states: “… and the quality and character of the securities held by the ETFs.” Please explain these factors and how the Trust evaluates them in selecting the ETFs for the portfolio, especially given the focus on senior loans.

Response:       The Trust notes that when reviewing the quality and character of the securities held by the ETFs, the research department considers credit quality and duration. However, no specific criteria are set for these factors; instead, they are balanced depending on current economic conditions. In accordance with the Staff’s comment, the above-referenced disclosure will be revised as follows:

“…and the quality and character of the securities held by the ETFs (considering credit quality and duration, which are balanced based on current economic conditions).”

7.       Please remove the following disclosure from the prospectus: “In selecting ETFs to be included in the portfolio, the Sponsor may not be able to include certain ETFs that it previously would have considered due to the investment restrictions imposed by new Rule 12d1-4 under the 1940 Act.”

Response:       The prospectus will be revised in accordance with the Staff’s comment to remove the above-referenced disclosure.

8.       Please briefly describe the conditions that the Funds will have to meet in order to qualify for investment under 12d1-4.

Response:       The Trust respectfully declines to add any disclosure relating to the conditions required for investment under Rule 12d1-4 as the Trust does not believe that is required under the Rule or necessary for investor comprehension. The Trust notes that the portfolio is fixed over time and will not change throughout the life of the Trust based on the conditions under Rule 12d1-4.

9.       Please revise the “Portfolio Selection Process” section to include the investments currently listed under “Additional Portfolio Contents” as the Staff believes the disclosure described are characteristics of principal investments.

Response: The purpose of the “Additional Portfolio Contents” section is to describe investments that, while not part of the Trust’s selection process, are investments that the Trust has exposure to. The section will be revised to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.”

Risk Factors

10.       Please revise the “Fluctuation of Net Asset Value Risk”, the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Fluctuation of Net Asset Value Risk,” the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

11.       Given the investment focus of the Trust, please consider moving the risks related to Limited Duration Bonds and Senior Loans higher in the list of principal risks. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:       In accordance with the Staff’s comment, the “Senior Loans” Risk and “Limited Duration Bonds” Risk will be moved higher in the list of principal risks.

12.       The Staff notes that the introduction to the “Senior Loans” risk states “Certain of the Funds held by the Trust invest in senior loans …” Given the Trust’s 80% policy to invest in ETFs which invest at least 80% of their assets in senior loans and/or limited duration fixed-income securities, please revise the introduction to the “Senior Loans” Risk accordingly. The Staff notes that it expects there to be more than “certain” exposure to senior loans through the Funds.

Response:        In accordance with the Staff’s comment, the introduction to the “Senior Loans” Risk will be revised to state: “A significant percentage of the Funds held by the Trust invest in senior loans…”

13.       Please revise the “Leverage Risk” to eliminate the references to leverage through the issuance of preferred stock since ETFs, like other open-end funds, cannot issue preferred stock.

Response       The “Leverage Risk” will be revised in accordance with the Staff’s comment to remove the references to preferred stock.

Exhibit Index

14.       Please provide a hyperlink for Exhibit 1.6, “Underwriter Agreement,” unless the original exhibit was not required to be filed on Edgar due to hardship exemption.

Response:       The Trust notes that the units of the Trust are not underwritten by any party and therefore the Trust does not use an Underwriter Agreement. The Exhibit will be removed from the Exhibit Index.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon